

Mail Stop 3561

January 29, 2010

<u>By U.S. Mail</u>

Mr. Allen Kahn
Chief Financial Officer
Concierge Technologies, Inc.
3615 Superior Ave, Suite 3100A
Cleveland, OH 44114

      RE: **Concierge Technologies, Inc.**
                Form 10-K for Fiscal Year Ended June 30, 2009
                Filed October 13, 2009
                File No. 0-29913

Dear Mr. Khan:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                Andrew Mew
                Accounting Branch Chief